Q4 & FY 2016 Results Review January 31st, 2017 Exhibit 99.2

Safe Harbor Statement and Disclosures January 31st, 2017 All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K, in the Company’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS, 2016 Semi-Annual Report prepared in accordance with EU-IFRS and Interim Report for the period ended September 30, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

FY 2016 Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated (1) Non-GAAP measures (definition and reconciliation in appendix) January 31st, 2017 Revenues at $24.9bn Down 4.0% vs. FY 2015 Net industrial debt (1) of $1.6bn Or $1bn excluding the EC Settlement down 35% from December 31, 2015 $1.3bn Q4 cash inflow from change in net working capital Adjusted Net Income (1) at $482mn up 2% vs. FY 2015 Reported Net Loss of $249mn Industrial Activities operating margin at 5.5% Operating profit (1) at $1,291mn down 10% vs. last year CV operating margin at 3.5% up 0.5 p.p. vs. last year PT operating margin at 6.3% up 1.1 p.p. vs. last year Agricultural Equipment margin at 8.1% down 0.5 p.p. vs. last year CE profits lower due to unfavorable volumes & mix and negative price realization FY 2016 Actual vs. Guidance All metrics met or exceeded Guidance FY 2016 Net Sales Ind. Activities ($bn) 23 - 24 23.7 Operating Margin Ind. Activities 5.2% / 5.8% 5.5% Net Industrial Debt (1) ($bn) 2.0 / 2.3 1.6 Net Industrial Debt (excluding EC Settlement) 1.5 / 1.8 1.0 Dividends Recommending a dividend of €0.11 per common share, totals approximately €150mn or ~$160mn depending on the exchange rate at the time of the payment

FY 2016 Main product awards January 31st, 2017 SILVER INNOVATION MEDALS (SIMA) Case IH Autonomous Concept & New Holland NH Drive Autonomous Concept BEST UTILITY TRACTOR of The YEAR New Holland Agriculture T5.120 2017 TRACTOR of The YEAR Case IH Optum 300 CVX EUROPEAN GAS AWARDS of EXCELLENCE 2017 IVECO Stralis NP

Financial Highlights

Q4 & FY 2016 Financial Highlights January 31st, 2017 (1) Non-GAAP measures (definition and reconciliation in appendix) (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations Q4 2016 Δ vs. ’15 FY 2016 Δ vs. ’15 Net Sales Ind. Activities ($mn) 6,682 -2.7% 23,669 -4.1% Net Sales change in Constant currency: -2.4% -2.9% Operating Profit Ind. Activities ($mn) (1) 412 -26.8% 1,291 -9.8% Operating Margin Ind. Activities 6.2% -2 p.p. 5.5% -0.3. p.p. Net Income / (Loss) ($mn) 96 (135) (249) (497) Diluted EPS ($) 0.07 (0.10) (0.18) (0.37) Adj. Net Income (1) ($mn) 197 (65) 482 8 Adj. Diluted EPS (1) ($) 0.14 (0.05) 0.35 - Dec. 31, 2016 Δ vs. Sep. 30, 2016 Dec. 31, 2016 Δ vs. Dec. 31, 2015 Net Industrial Debt (1) ($bn) 1.6 1.1 1.6 - Available Liquidity ($bn) 8.7 (0.2) 8.7 (0.6) Note: Numbers may not add due to rounding FY 2015 Net Sales * $24.7bn Operating Profit * $1.4bn FY 2016 Net Sales * $23.7bn Operating Profit * $1.3bn

Q4 & FY 2016 Net Sales Industrial Activities Walk by Segment (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations January 31st, 2017 Net Sales By Currency (1) ($mn) Net Sales By Region (1) Note: Numbers may not add due to rounding Q4 6,869 (173) (36) (6) 53 (0) 6,707 (25) 6,682 Net Sales Walk By Segment ($Mn) (*) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment 24,677 23,969 23,669 (300) (36) 174 169 (218) (797) (708)

Q4 & FY 2016 Operating Profit Industrial Activities Walk by Segment January 31st, 2017 Adjusted Net Income Walk ($Mn) 474 26 103 482 (141) (37) (18) (4) 79 Operating Profit Industrial Activities ($Mn) (141) 1,432 (134) (88) 50 46 (15) 1,291 5.8% 5.5% 8 563 (76) (48) (24) (1) (2) 412 262 (151) (3) (1) 9 21 26 34 197 Q4 Q4 8.2% 6.2% (*) Excluding cost of repurchase of 2017 note (**) Excluding Venezuelan re-measurement and EC Settlement (***) Excluding Chinese JVs restructuring (****) Excluding changes in tax impact on Adjustments to Net Income and Tax charge on LATAM corporate reorganization

Q4 & FY 2016

Cash Flow – Change in Net Industrial Debt



FY '16 - Change in Net Industrial Debt
17
FY '16 - Net Industrial Cash Flow
1,045
(1,578)
362 (*)
(249)
710
194
330
(501)
(50)
(221)
(264)
(1,018)
543
(1,561)
Dec 31, 2015
Net Income (Loss)
D&A
Change in Provision and Similar
Change in WC
Tangible & Intangible Capex
Other Changes
Capital Increase and Dividends, Net
FX Translation Effects and Other (**)
Dec 31, 2016 Pro Forma
EC Settlement (***)
Dec 31, 2016 As Reported

	Dec 31, 2015	Net Income (Loss)	D&A	Change in Provision and Similar	Change in WC	Tangible & Intangible Capex	Other Changes	Capital Increase and Dividends, Net	FX Translation Effects and Other	Dec 31, 2016 Pro Forma	EC Settlement	Dec 31, 2016 As Reported
Q4	(2,673)	118 (1)	177	91 (2)	1,319	(211)	50	(2)	113 (3)	(1,018)	543 (4)	(1,561)

Q4 '16 - Net Industrial Cash Flow: **1,544**

Q4 '16 - Change in Net Industrial Debt: **1,112**

(*) Add back adjustments with a cash impact that are excluded from Net Industrial Cash Flow, namely EC settlement and cost of repurchase of 2017 notes

(**) Including the payment of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017

(***) Payment of the EC settlement of EUR 494.6 million converted into USD on the payment date

(1) Add back adjustments with a cash impact that are excluded from Net Industrial Cash Flow, namely cost of repurchase of 2017 notes

(2) This item also excludes the reserve utilization related to the payment of the EC settlement

(3) This item includes the payment of $22 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017

(4) Payment of the EC settlement of EUR 494.6 million converted into USD on the payment date

CNH Industrial
January 31st, 2017
9

Capex & Cash Flow (Change in Working Capital and Net Industrial Cash Flow) Capex (*) Excluding assets sold under buy-back commitments and assets under operating leases Note: Only change in company inventory will impact industrial cash flow FY 2016 330 (US GAAP, $/mn) FY Cash inflow Cash outflow Net Industrial Cash Flow (US GAAP, $/mn) FY Cash inflow Cash outflow January 31st, 2017 Change in Working Capital (US GAAP, $/mn) 653 501 (23%) By Category By Segment New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments AG CV PT CE Delta % FY ’16 vs. FY ‘15 1,045

Q4 & FY 2016 Financial Services performance January 31st, 2017 Net Income ($mn) Delta % FY ’16 vs. FY ‘15 Net income was $334mn, down $34mn compared to FY 2015 Primarily due to reduced interest spreads, a lower average portfolio and the negative impact of currency translation FY ’16 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA ** = 2.0% (*) Including unconsolidated JVs Managed Portfolio* & Retail Origination Retail originations at $9.0bn, down $0.4bn compared to FY ’15 Managed portfolio* at $24.8bn (of which retail 64% and wholesale 36%) up $0.1bn compared to December 31, 2015. Excluding currency impact, managed portfolio was down $0.1bn compared to December 31, 2015 (**) RoA defined as: PBT / average managed assets annualized 368 91 98 94 85 Q4 Q3 Q2 Q1 Delinquencies On-Book over 30 days December 31st, 2015 December 31st, 2016 $24.7bn $24.8bn 334 83 87 77 87 Retail Wholesale Operating Lease (9.2%) 3.5% 4.8% 3.1% 3.2%

December 31, 2016 Liquidity & Debt Maturity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 12/31/2016 2 Of which $0.8bn ABS related & Restricted Cash Company Available Liquidity Available liquidity at December 31, 2016 was $8.7bn, compared to $9.3bn at December 31, 2015 $5.9bn of cash 2 $2.9bn undrawn under medium-term committed unsecured credit lines Liquidity to LTM revenue ratio at 35.3%, flat vs. Dec. 2015 Note: Numbers may not add due to rounding Net Intersegment Balance Net Intersegment balance at $0.5bn at December 31, 2016 (down $2.8bn from Dec YTD ’14 and down 50% from Dec YTD ’15) Industrial Activities Third Party debt level down 34% vs. December 31, 2014 Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other January 31st, 2017 (34%) $(2.8)bn 10.1 7.2 6.7 3.3 1.0 0.5 As of 12/31/2016 2017 2018 2019 Beyond 2020 2021 8.7 3.0 3.8 2.4 1.0 1.8 1.5

Industrial Activities Overview

Agricultural Equipment FY 2016 Financial Results January 31st, 2017 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) (134) 8.6% 8.1% 952 (312) 76 59 - 7 818 36 348 (39) 15 (27) (23) (5) 3 272 Q4 2016 Operating Profit Walk NAFTA LATAM APAC EMEA Tractors Other Combines Net sales were $10.1bn, down 8.2% compared to 2015 (down 7.2% on a constant currency basis) Cost containment actions, including lower material cost Volume and product mix in NAFTA row crop and EMEA Net price realization 11.7% 9.6%

Agricultural Equipment Inventory management (units of equipment) – Industry units (*) Source: CNH Industrial Internal Data Industry Units Tractors Combines For FY 2016 NAFTA ** (21%) EMEA (8%) LATAM 15% APAC 14% (**) Included in row crop sector definition Tractors Combines Q4 Worldwide Tractors and Combines underproduction vs. retail at 10% and 15% respectively; Q4 2016 WW production down 5% vs. Q4 2015 For FY 2016 NAFTA 0-140 HP 4% 140+ HP ** (26%) EMEA (4%) LATAM (6%) APAC 7% NAFTA Row Crop (1) Production (Units) NAFTA row crop (1) Channel Inventory (Units) Delta % FY ’16 vs. FY ‘15 (29%) Delta % 2016 vs. 2015 (19%) January 31st, 2017

Construction Equipment FY 2016 Financial Results January 31st, 2017 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) 90 3.5% 0.1% (86) (38) 24 9 5 (2) 2 (88) Net sales were $2.3bn, down 9.4% vs. FY 2015 (down 8.6% on a constant currency basis) 18 (18) (22) (12) 2 0 2 (30) Q4 2016 Operating Profit Walk NAFTA LATAM APAC EMEA Light Other Heavy 3.0% (5.2%) Reduction in manufacturing volume to reduce inventory 2% negative price realization, primarily in NAFTA Lower material cost and cost containment in SG&A and R&D

Construction Equipment Inventory management (units of equipment) – Industry units Note: Starting from Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Light Heavy Construction Equipment (Light & Heavy) For FY 2016 NAFTA (13%) EMEA (9%) LATAM (23%) APAC 7% For FY 2016 NAFTA Flat EMEA 5% LATAM (30%) APAC 4% Industry Units Full Year underproduction vs. retail at 3% (Q4 underproduction at 36%) Production level down 10% vs. FY 2015 LATAM production down 39% vs. FY 2015 January 31st, 2017

Commercial Vehicles FY 2016 Financial Results January 31st, 2017 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) Net Sales at $9.6bn, Flat vs. FY 2015 (up 1.8% on a constant currency basis) 246 (*) (113) 87 60 127 11 6 (4) 333 3.5% 2.6% Negative impact from Specialty Vehicles Q4 2016 Operating Profit Walk 155 (47) (26) 40 3 5 1 131 Trucks Specialty Vehicles Buses LATAM APAC EMEA Pricing for Trucks in EMEA and APAC Lower material cost and manufacturing efficiencies in all regions Volume in EMEA (reduced activity in Specialty Vehicles) and LATAM for Trucks Continuous cost containment actions (*) Excludes the $37 million profit of the Venezuelan subsidiary recorded in 2015 before the currency re-measurement 5.4% 4.7% FY '15 Volume / Mix Pricing, net Prod. Cost SG&A R&D FX / Other FY '16

Commercial Vehicles Inventory management (units of equipment) – Industry units Commercial Vehicles (All Equipment) * Reflects aggregate for key markets where the Company competes: EMEA: 27  of the member  countries  of  the  European  Union; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand For FY 2016 EMEA * 12% LATAM * (30%) APAC * (5%) Trucks >3.5t Industry Units FY 2016 overproduction vs. retail at 2% (Q4 underproduction at 13%) Production level Flat vs. FY 2015 (down 4% vs. Q4 2015) LATAM production down 35% vs. FY ’15 (down 24% vs Q4 ’15) January 31st, 2017 FY ‘16 Chg. Vs. FY ’15 Light 12.0% 0.7 p.p. Medium 32.5% 2.4 p.p. Heavy 7.9% Flat EU 27 11.8% 0.5 p.p. Market Share Orders & Deliveries FY 2016 - EUROPE TRUCKS Orders Deliveries B-to-B Light 7% 16% 0.98 Medium (9%) 4% 0.93 Heavy 7% 9% 1.01 EU 27 6% 14% 0.98

Powertrain FY 2016 Financial Results January 31st, 2017 FY 2016 third party Net sales at 47% vs. 46% in FY 2015 Net Sales & Operating Profit ($) Units Sold FY ’16 vs. FY ’15 Engines sold to third party at 57% vs. 55% in FY 2015 Net sales were $3.7bn, up 4.1% vs. FY 2015 (up 4.9% on a constant currency basis) Operating profit of $232mn up $46mn, with an operating margin of 6.3% (up 1.1 p.p. vs. FY 2015) Units Δ Engines 537k 5.8% Transmissions 75k 10.6% Axles 190k 4.6% Engines by Customer (Units) AG CE 3rd Party CV Engines Axles Gearboxes NAFTA LATAM APAC EMEA PT Margin Evolution Engines Sold (K Units) Op. Margin (%) 6.3% 3rd Party Units (%) 47% 5.2% 5.0% 4.2% 40% 55% 57%

FY 2017E US GAAP Financial Targets

January 31st, 2017 FY 2017E Industry Units 1 Reflects aggregate for key markets where Company competes Agricultural Equipment Flat (5%) – (10%) (5%) – (10%) Agricultural Equipment ~15% ~15% 0-140 HP 140+ HP Combines Combines Tractors Construction Equipment Flat Flat – (5%) Heavy Light Construction Equipment 10 - 15% 15 - 20% Trucks 1 15 – 20% Trucks >3.5 t Heavy Light Agricultural Equipment Flat – 5% Flat Combines Tractors Construction Equipment Flat – 5% Flat – 5% Trucks 1 Flat – 5% Heavy Light Agricultural Equipment ~(5%) ~(5%) Combines Tractors Construction Equipment Flat Flat Trucks 1 Flat Heavy Light Trucks >3.5 t Trucks >3.5 t

FY 2017E Outlook and US GAAP Financial Targets January 31st, 2017 CNH Industrial is setting its 2017 guidance (*) as follows: Net sales of Industrial Activities between $23bn and $24bn Adjusted diluted EPS (**) between $0.39 and $0.41 Net industrial debt at the end of 2017 between $1.4bn and $1.6bn 2017 Outlook – Main Drivers Agricultural Equipment production to be more balanced to retail activity, improving fixed cost absorption; positive impact from LATAM end-user demand Construction Equipment pricing environment to stabilize; positive impact from new product launches in our excavator family Balanced strategy between market share gains and price realization in Commercial Vehicles; LNG & CNG vehicles to improve mix in heavy segment Sustained 3rd party volumes in Powertrain; more favorable product mix Back office consolidation projects and restructuring programs continue to be deployed, with estimated 2017 expense of ~ $100mn that will generate incremental savings of ~ $60mn in 2017 and ~ $80mn on an annualized basis Combined R&D and Capex spending to increase by ~ 10% driven by precision farming in AG and Stage V emissions regulations Balance sheet deleveraging efforts and opportunistic capital market transactions positively impacting financial costs Improvements in pre-tax profits and changes in corporate structure driving further ETR reduction in 2017 (*) FX €/USD at 1.05 (**) Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS are, by definition, not predictable and uncertain.

Appendix

Q4 & FY 2016 From Operating Profit to Net Income (Loss) under US GAAP January 31st, 2017 ($mn) Q4 2016 Q4 2015 Δ FY 2016 FY 2015 Δ Industrial Activities Operating profit 412 563 (151) 1,291 1,432 (141) Financial Services Operating profit 115 118 (3) 478 515 (37) Elimination & Other (86) (85) (1) (330) (312) (18) Operating Profit 441 596 (155) 1,439 1,635 (196) Restructuring expenses (13) (32) 19 (44) (84) 40 Interest expenses of Industrial Activities, net of interest income and eliminations (151) (138) (13) (543) (479) (64) Other, net (115) (102) (13) (861) (505) (356) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 162 324 (162) (9) 567 (576) Income taxes (119) (101) (18) (298) (360) 62 Equity in income of unconsolidated subsidiaries and affiliates 53 8 45 58 41 17 Net Income / (Loss) 96 231 (135) (249) 248 (497) Net Income / (Loss) attributable to non-controlling interest 1 - 1 3 (5) 8 Net Income / (Loss) attributable to CNH Industrial N.V. 95 231 (136) (252) 253 (505) Adjusted Net Income (reconciliation on next page) 197 262 (65) 482 474 8 ($) EPS (basic) 0.07 0.17 (0.10) (0.18) 0.19 (0.37) EPS (diluted) 0.07 0.17 (0.10) (0.18) 0.19 (0.37) Adjusted diluted EPS 0.14 0.19 (0.05) 0.35 0.35 -

Q4 & FY 2016 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP January 31st, 2017 ($mn) Fourth Quarter Full Year 2016 2015 2016 2015 Net Income / (Loss) 96 231 (249) 248 Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (a) 69 32 689 234 Adjustments impacting Income taxes (b) 51 (1) 33 (8) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c) (19) - 9 - Adjusted Net Income (loss) 197 262 482 474 Adjusted Net Income (loss) attributable to CNH Industrial N.V. 195 262 478 476 Weighted average shares outstanding – diluted (mn) 1,364 1,364 1,364 1,363 Adjusted diluted EPS ($) 0.14 0.19 0.35 0.35 Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates 162 324 (9) 567 Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates 69 32 689 234 Adjusted income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (D) 231 356 680 801 Income taxes 119 101 298 360 Less: Adjustments impacting Income taxes (b) (51) 1 (33) 8 Adjusted income taxes (E) 68 102 265 368 Adjusted Effective Tax Rate (Adjusted ETR) (F=E/D) 29% 29% 39% 46% Note: Reconciliation of (a) / (b) / (c) in the next slide

Q4 & FY 2016 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP January 31st, 2017 ($mn) Fourth Quarter Full Year 2016 2015 2016 2015 (a) Adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 13 32 44 84 Venezuelan re-measurement and impairment 34 - 34 150 European Commission settlement - - 551 - Cost of repurchase of 2017 notes 22 - 60 - Total (a) 69 32 689 234 (b) Adjustments impacting Income taxes Tax effect of adjustments impacting Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates (8) (1) (26) (8) Tax charge on LATAM corporate reorganization (1) 59 - 59 - Total (b) 51 (1) 33 (8) (c) Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates Chinese JVs restructuring (19) - 9 - Total (c) (19) - 9 - (1) Non-cash tax charge accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, and including changes in valuation allowances recorded against deferred tax assets in the region.

Q4 & FY 2016 Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS - Reconciliation January 31st, 2017 The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Fourth Quarter Full Year 2016 EPS 2015 EPS 2016 EPS 2015 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 95 0.07 231 0.17 (252) (0.18) 253 0.19 Plus: Net Income / (Loss) attributable to non-controlling interest 1 0 3 (5) Net Income / (Loss) in accordance with US GAAP 96 231 (249) 248 Development costs (35) (30) (126) (28) Others, net 5 25 49 79 Taxes (40) (87) (45) (65) Total adjustment (70) (92) (122) (14) Profit/(loss) in accordance with IFRS 26 139 (371) 234 Less: Profit/(Loss) attributable to non-controlling interest 0 1 2 (2) Profit/(Loss) attributable to CNH Industrial N.V. 26 0.02 138 0.10 (373) (0.27) 236 0.17 ($mn)

December 31, 2016 Total Equity – US GAAP to EU-IFRS Reconciliation January 31st, 2017 Dec. 31, 2016 Dec. 31, 2015 Total Equity in accordance with US GAAP 4,451 4,843 (a) Development costs 2,374 2,536 (b) Goodwill and other intangible assets (106) (113) (c) Defined benefit plans - - (d) Restructuring provision (4) (5) (e) Other adjustments (11) 2 (f) Tax effect on adjustments (655) (729) (g) Deferred tax assets and tax contingencies recognition 585 683 Total adjustment 2,183 2,374 Total Equity in accordance with IFRS 6,634 7,217 ($mn)

December 31, 2016

Net Debt under US GAAP ($MN)

($MN)	Consolidated		Industrial Activities		Financial Services	
	Dec. 31, 2016	Dec. 31, 2015 [1]	Dec. 31, 2016	Dec. 31, 2015 [1]	Dec. 31, 2016	Dec. 31, 2015 [1]
Third party debt	25,276	26,301	6,694	7,214	18,582	19,087
Intersegment notes payable		-	997	1,046	1,479	2,089
Total Debt [2]	25,276	26,301	7,691	8,260	20,061	21,176
Less:						
Cash and cash equivalents	5,017	5,384	4,649	4,551	368	833
Restricted cash	837	927	-	15	837	912
Intersegment notes receivables	-	-	1,479	2,089	997	1,046
Derivatives hedging debt	2	27	2	27	-	-
Net Debt / (Cash) [3]	**19,420**	**19,963**	**1,561**	**1,578**	**17,859**	**18,385**

1. *Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.*
2. *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $997 million and $1,046 million as of December 31, 2016 and 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,479 million and $2,089 million as of December 31, 2016 and 2015, respectively.*
3. *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $482 million and $1,043 million as of December 31, 2016 and December 31, 2015, respectively.*

CNH INDUSTRIAL
January 31st, 2017
30

December 31, 2016

From Total Debt to Net Industrial Debt

($MN)	Year Ended December 31,	
	2016	2015 [1]
Total Debt	**(25,276)**	(26,301)
Financial Services Third Party Debt	**18,582**	19,087
Intersegment Note Payables	**(997)**	(1,046)
Intersegment Note Receivables	**1,479**	2,089
Cash and cash equivalents	**4,649**	4,551
Restricted cash	**-**	15
Derivatives hedging debt	**2**	27
Net industrial (debt)/cash [2]	**(1,561)**	(1.578)

1. *Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.*
2. *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $482 million and $1,043 million as of December 31, 2016 and December 31, 2015, respectively.*

($MN)	Year Ended December 31,	
	2016	2015 [1]
Net industrial (debt)/cash at beginning of period	**(1,578)** [1]	(2,628)
Net income (loss)	**(249)**	248
Add back European Commission settlement [2]	**551**	-
Add back cost of repurchase of 2017 notes [2]	**60**	-
Amortization and depreciation [3]	**710**	694
Changes in provisions and similar [4]	**194**	124
Change in working capital	**330**	468
Investments in property, plant and equipment, and intangible assets [3]	**(501)**	(653)
Other changes	**(50)**	(123)
Net Industrial cash flow	**1,045**	758
Dividends and capital increases, net [5]	**(221)**	(274)
Currency translation differences and other [6]	**(807)**	566
Change in Net industrial debt	**17**	1,050
Net industrial (debt)/cash at end of period	**(1,561)**	(1.578)

1. *Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new (1) guidance effective January 1, 2016.*
2. *Add back items to be excluded from the calculation of net industrial cash flow.*
3. *Excluding assets sold under buy-back commitments and assets under operating leases.*
4. *This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases. In the three months ended December 31, 2016, this item excludes the funds utilization due to the payment of the $551 million following European Commission settlement.*
5. *This item also includes share buy-back transactions.*
6. *In the year ended December 31, 2016, this item includes the charge of $60 million, related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the payment of the European Commission settlement.*

CNH INDUSTRIAL
January 31st, 2017
31

December 31, 2016 Debt Maturity Schedule - Breakdown Outstanding December 31, 2016   2017 2018 2019 2020 2021 Beyond         4.3 Bank Debt 1.6 1.3 0.8 0.3 0.1 0.1 9.0 Capital Market 1.3 2.5 1.6 0.6 1.7 1.3 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 13.5 Cash Portion of Debt Maturities 3.0 3.8 2.4 1.0 1.8 1.5 5.9 Cash & Cash Equivalents 0.8 of which ABS related 2.9 Undrawn committed credit lines 8.7 Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding January 31st, 2017

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period January 31st, 2017

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EUIFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expenses and certain other operating expenses.. Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.. Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EUIFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not antidilutive. Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations January 31st, 2017

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts January 31st, 2017